Stevens & Lee

Lawyers & Consultants

111 N. Sixth Street

P.O. Box 679
Reading, PA 19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2242
Email:	wrk@stevenslee.com
Direct Fax:	(610) 236-4176

November 14, 2016

Joseph McCann

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NI Holdings, Inc.

Registration Statement on Form S-1 (No. 333-214057)

Dear Mr. McCann:

On behalf of NI Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated October 27, 2016, related to the above-referenced Registration Statement, which was filed on October 11, 2016 (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has prepared Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and the Company is filing Amendment No. 1 via EDGAR together with this response letter. We are sending to you and Ms. Brooks a separate package by Federal Express that includes courtesy copies of Amendment No. 1 and copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in Amendment No.1 (the “Prospectus”).

Philadelphia     •     Reading     •     Valley Forge     •     Allentown     •     Harrisburg     •     Lancaster     •     Scranton

Wilkes-Barre     •    Princeton     •    Charleston     •    New York    •    Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 14, 2016

General

1.	We note your responses to prior comments 1 and 3. However, we still have concerns about whether the shares purchased by the ESOP, and by the directors and officers of the Company, will qualify as “bona fide” transactions in compliance with Exchange Act Rule 10b-9. To qualify as “bona fide” transactions, the issuer must state/disclose (in the offering materials) whether the purchases by the ESOP will count toward meeting the minimum offering amount. The issuer must also state/disclose (in the offering materials) whether the purchases by the ESOP and by the directors and officers of Nodak Mutual will be for” investment and not resale.” See, e.g., Linda A. Wertheimer, 1986 SEC NO-Act. LEXIS 2272 (April 29, 1986). Also, if the directors and officers of the company are permitted to transfer their purchased shares to the excepted parties, referenced in prior comment 3, please explain the issuer’s basis for representing that such purchases are being acquired and held “for investment purposes” and not resale. Please revise your disclosures accordingly.

Response:  The Company will require each of the directors and officers of the Company and Nodak Insurance Company who purchase shares of common stock in the offering to enter into lockup agreements with the Company that prohibit them from transferring any of such shares for a period of one year after completion of the offering. The Company has added disclosure on pages 6, 88, and 101 of the Prospectus to disclose the terms of such lockup agreements and to disclose that any purchase by such officers and directors are for investment and not for resale. The Company has revised the disclosure on the cover page of the Prospectus and on pages 6, 10, 88, and 91 of the Prospectus to clearly disclose that the purchases of stock made by the ESOP and by officers and directors will count toward meeting the minimum number of shares that must be sold in order to close the offering. The Company has also added disclosure on page 113 of the Prospectus to state that the purchase of stock made by the ESOP is for investment and not with a view to resale of the shares.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 14, 2016

2.	We refer to your response to prior comment 5 and also note your disclosure on page 85 concerning the statutory requirements, the Stock Order Form presented as Exhibit 99.4, and the third paragraph on page 7 of Exhibit 99.5. Given the restructure of the offering, the basis for your prospectus disclosures that “each eligible member will receive 322 subscription rights” is uncertain. In this regard, it appears that the offering is structured so that each policyholder will receive a single subscription right entitling them to purchase between 25 shares and 517,500 shares (i.e., up to 5% subject to availability). Although the redemption value of this right is calculated based on the assumed value of a subscription right for 322 Registrant shares, you do not appear to be issuing 322 separate rights nor are you providing rights to purchase up to 322 Registrant shares. In this regard, we note that a policyholder who subscribes for 25 shares is not entitled to any redemption amount and each subscription right appears to guarantee that a holder will be able to purchase a minimum of 370 shares in this offering given the number of policyholders. Accordingly, please revise the prospectus to remove references to “322 subscription rights” when discussing the subscription process or advise.

Response:  The Company has revised the disclosure throughout the Prospectus to remove references to “322 subscription rights” and to clarify that each eligible member will receive $215.74 in cash as the redemption price for their right to purchase shares of the Company in the subscription offering if they do not purchase any shares in the offering and do not transfer their right to purchase shares in the subscription offering.

Prospectus Cover Page

3.	Please revise the cover page to quantify the minimum number of shares each policyholder is guaranteed to receive under the statute assuming all policyholders participate in the offering and seek to maximize their subscription.

Response:  The Company has revised the cover page of the Prospectus to disclose the minimum number of shares that an eligible member is guaranteed to receive in the offering assuming that all eligible members subscribe to purchase shares in the offering and each eligible policyholder seeks to maximize such policyholder’s subscription.

Dividend Policy, page 36

4.	We note your response to prior comment 11 and your revised disclosure concerning your dividend policy. However, you do not address why you anticipate that Nodak Mutual Group will waive a substantial portion of the dividends you may pay. Please revise your disclosure to clarify the basis for the second sentence in the second paragraph of this section and discuss the reasons for uncertainty as to waivers.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 14, 2016

Response:  The Company has revised the disclosure on pages 12 and 36 of the Prospectus to (a) clarify the basis for the Company’s statement that it expects Nodak Mutual Group to waive its right to receive substantially all of the cash dividends that the Company may declare, and (b) to discuss the reason for the uncertainty regarding the actions of Nodak Mutual Group with respect to cash dividends declared by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Loss and Loss Adjustment Expense Reserves, page 48

5.	Please refer to your response to comment 13. Please revise your disclosure to clarify that the potential impacts shown reflect reasonably likely changes in the factors.

Response: The Company has revised the disclosure on page 50 of the Prospectus to clarify that the potential impacts shown reflect reasonably likely changes in the factors that will determine losses and loss adjustment expenses.

Liquidity and Capital Resources, page 63

6.	Please refer to your response to comment 16. The line item states that the amounts are gross but the amounts you populated in the table are net of reinsurance. Please revise the amounts in the table to exclude reinsurance recoverables so that the total ties to the balance sheet.

Response: The Company has revised the disclosure on page 63 of the Prospectus under the caption “Liquidity and Capital Resources” to show the gross amount of estimated loss and loss adjustment expense payments in the contractual obligations table.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 14, 2016

Organic Growth Strategy, page 69

7.	We note your response to our prior comment 18 that your expense ratio was 27.48% for the six months ended June 30, 2016, compared to an average expense ratio of 30.5% for your peer group. We note that based on you disclosure on pages 33 and 65, your expense ratio for the six months ended June 30, 2016 was 31.2%. Please reconcile this inconsistency and explain how this affects your claim that you have a cost advantage created by a low expense ratio compared to your peers.

Response: Nodak Mutual’s expense ratio of 27.48% for the six months ended June 30, 2016 described in the Company’s response to prior comment 18 was computed according to required statutory accounting principles (“STAT”), while Nodak Mutual’s expense ratio of 31.2% for the same six month period set forth on pages 33 and 65 of the Prospectus was computed according to GAAP. The Company used STAT expense ratios to compare Nodak Mutual to a comparable peer group because many of the companies included in the comparative peer group are mutual companies and no GAAP financial information is available for those companies.

Although the average expense ratio of 29.16% for the peer group for the first six months of 2016 is only slightly higher than Nodak Mutual’s expense ratio of 27.48% for the same period, Nodak Mutual’s expense ratio of 25.98% compared to an average expense ratio of 30.16% of the peer group for 2015 reflects a significant competitive cost advantage for the Company (as computed according to STAT). In addition, Nodak Mutual’s expense ratio for the first six months of 2016 was also negatively impacted by the additional expenses incurred by Nodak Mutual in connection with the conversion and the offering. These expenses increased Nodak Mutual’s expense ratio by approximately 1.7% for the six months ended June 30, 2016. Accordingly, the Company believes that its statement on page 69 of the Prospectus that it has an advantage over its competitors because of the Company’s lower expense ratio is accurate.

Employee Stock Ownership Plan, page 114

8.	We note that your revisions to page 114 in response to our prior comment 29 do not include all disclosure that would be required if you were registering the offering of the shares to be offered under the employee stock ownership plan on Form S-8. For instance, and without limitation, we note that you do not provide the information required by Item 1(d) through (j) of Form S-8. Please expand your disclosure to provide the information required by Form S-8.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 14, 2016

Response: The Company has revised the disclosure on page 113 of the Prospectus to provide the information required by Form S-8 with respect to the ESOP. As stated in the added disclosure on page 113 of the Prospectus, the ESOP is an involuntary and noncontributory plan. Employees will not be required or permitted to make any contribution under the plan and they will automatically become participants in the ESOP if they are at least 21 years old and have a year of service with the Company or Nodak Insurance Company. A participant in the ESOP will only be able to withdraw from the ESOP upon termination of the participant’s employment with the Company or Nodak Insurance Company.

Exhibit Index

9.	It appears that the exhibits to Exhibit 10.11 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including exhibits, in their entirety.

Response: The Company has refiled Exhibit 10.11 to include all of the exhibits to the Affiliation Agreement between Nodak Mutual Insurance Company and Battle Creek Mutual Insurance Company. Please note that Exhibit B (Employee Leasing Agreement) to Exhibit 10.11 has been terminated by the parties and is no longer in effect.

10.	Please have counsel revise the opinion in exhibit 8.1 to state clearly that the disclosure in the applicable section of the Form S-1 is the opinion of named counsel. Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011), Section III.B.2 Also, we refer to the disclosure on page 103 concerning the tax consequences of the subscription rights. Please revise to clarify that the disclosure is counsel’s opinion as to these tax consequences rather than stating what the company believes and what position it intends to take based on the advice of named counsel.

Response:  The Company has revised the disclosure on page 103 of the Prospectus to state that the tax consequences of the receipt of subscription rights described in the section captioned “Tax Consequences of Subscription Rights” is the opinion of the Company’s tax counsel. The Company has filed as Exhibit 8.1 a revised opinion of its tax counsel that clearly states that the disclosure in the Section titled “Federal Income Tax Considerations” is the opinion of the Company’s tax counsel.

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Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 14, 2016

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242 or my colleague Scott H. Spencer at (717) 399-6634.

Sincerely,

STEVENS & LEE

Wesley R. Kelso

WRK:lic

cc:	Ms. Tara Keating Brooks (w/enc.)

Mr. Michael J. Alexander

Mr. Brian R. Doom

Mr. Jeffrey P. Waldron

Mr. Scott H. Spencer, Esq.

Mr. Brian J. Clouse